Exhibit A.III – information of the CANDIDATES to the position of Member of the Company's BOARD OF DIRECTORS

(as items 7.3 to 7.6 of Exhibit C to CVM Resolution 80/22)

7.3 - In relation to each of the managers and members of the issuer’s fiscal council, indicate in the table below:

Name	Date of Birth	Management body	Date elected	Term of office	Start date of the first term of office
Taxpayer No. (CPF)	Profession	Position held	Took office	Elected by controlling shareholder
Michel Dimitrios Doukeris	April 9, 1973	Board of Directors	April 30, 2026	Until the 2029 AGM	July 1, 2021
810.940.279-87	Chemical engineer	Full member	May 4, 2026 (estimated)	Yes
Victorio Carlos De Marchi	November 13, 1938	Board of Directors	April 30, 2026	Until the 2029 AGM	July 1, 1999
008.600.938-91	Lawyer	Full member	May 4, 2026 (estimated)	Yes
Milton Seligman	August 19, 1951	Board of Directors	April 30, 2026	Until the 2029 AGM	January 11, 2018
093.165.740-72	Engineer	Full member	May 4, 2026 (estimated)	Yes
Fabio Colletti Barbosa	October 3, 1954	Board of Directors	April 30, 2026	Until the 2029 AGM	March 18, 2021
771.733.258-20	Manager	Full member	May 4, 2026 (estimated)	Yes
Fernando Mommensohn Tennenbaum	January 7, 1977	Board of Directors	April 30, 2026	Until the 2029 AGM	April 1, 2023
245.809.418-02	Production Engineer	Full member	May 4, 2026 (estimated)	Yes

Lia Machado de Matos	July 21, 1977	Board of Directors	April 30, 2026	Until the 2029 AGM	March 18, 2021
071.991.147-88	Physicist	Full member	May 4, 2026 (estimated)	Yes
Ricardo Manuel Frangatos Pires Moreira	March 11, 1971	Board of Directors	April 30 2026	Until the 2029 AGM	January 1, 2025
Passport No. CA802266	Engineer	Full member	May 4, 2026 (estimated)	Yes
Fernanda Gemael Hoefel	October 14, 1973	Board of Directors	April 30, 2026	Until the 2029 AGM	July 1, 2025
857.022.429-04	Oceanologist	Full member (Independent)	May 4, 2026 (estimated)	No
Luciana Pires Dias	January 13, 1976	Board of Directors	April 30, 2026	Until the 2029 AGM	April 28, 2023
251.151.348-02	Lawyer	Full member (Independent)	May 4, 2026 (estimated)	Yes
Ricardo Tadeu Almeida Cabral de Soares	July 23, 1976	Board of Directors	April 30, 2026	Until the 2029 AGM	April 28, 2023
430.148.771-90	Attorney	Alternate member	May 4, 2026 (estimated)	Yes
David Henrique Galatro de Almeida	September 22, 1976	Board of Directors	April 30, 2026	Until the 2029 AGM	April 28, 2023
217.625.768-56	Economist	Alternate member	May 4, 2026 (estimated)	Yes

Professional experience / Autonomy Criteria / Declaration of any convictions (type of conviction and description of the conviction)

Michel Dimitrios Doukeris – 810.940.279-87

Mr. Doukeris is AB InBev’s Chief Executive Officer. Mr. Doukeris joined AB InBev in 1996 and held a number of commercial operations roles in Latin America before moving to Asia, where he led AB InBev’s China and Asia Pacific operations for seven years. In 2016, he moved to the United States to assume the position of Global Chief Sales Officer, and prior to his appointment as Chief Executive Officer, he led Anheuser-Busch and the Company’s North American business. In 2024, Mr. Doukeris was knighted by the Belgian Brewers, and in 2025, he was awarded a decoration in the Order of Leopold, recognizing his leadership in promoting and advancing Belgian culture. Mr. Doukeris holds a Bachelor’s degree in Chemical Engineering from the Federal University of Santa Catarina, Brazil, and a Master’s degree in Marketing from Fundação Getulio Vargas, Brazil, and has also completed post-graduate programs in Marketing and Marketing Strategy at the Kellogg School of Management and The Wharton School in the United State. Mr. Michel Dimitrios Doukeris declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity. He is not a politically exposed person under the current legislation.

Victorio Carlos De Marchi – 008.600.938-91

Mr. De Marchi is a member of the Board of Directors of Ambev. He also serves as president of the Operations and Finance Committee, the Governance Committee and the People Committee of Ambev. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi is currently the President of Fundação Antônio e Helena Zerrenner – FAHZ and a member of the Advisory Board of Itausa S.A. In 2023, Mr. De Marchi was bestowed with the honorary title of Chairman Emeritus of the Board in recognition of his invaluable contribution and respected role as former co-chairman of our Board of Directors (noting that such title does not grant any specific authority to its grantee). Mr. De Marchi was a member of the board of Instituto de Estudos para o Desenvolvimento Industrial, a member of the board of directors of Itausa S.A. and a member of the deliberative council of Instituto Brasileiro de Ética Concorrencial (“ETCO”). Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administração de São Paulo and a law degree from Faculdade de Direito de São Bernardo do CampoMr. Victorio Carlos De Marchi declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity. He is not a politically exposed person under the current legislation.

Milton Seligman – 093.165.740-72

Mr. Seligman is a member of the Board of Directors of Ambev. He previously served as Ambev’s Corporate Affairs Officer from 2001 to 2013. He also served as a member of the board of directors of Tenedora CND S.A. from 2013 to 2016 and BRMalls Participações S.A. from 2022 to 2023 before the company’s merger. Mr. Seligman has held several senior positions in the public sector in Brazil, including during the administrations of José Sarney and Fernando Henrique Cardoso, where he served, among other roles, as Executive Secretary and Minister of Justice, and Executive Secretary of the Ministry of Development, Industry, and International Trade. Currently, he is the managing partner of Milton Seligman e Associados Consultoria e Participações Ltda. He also serves as a consultant member of Fundação Lemann – a philanthropic organization, member of the board of directors of FAHZ, fellow of the INSPER Management and Public Policy Center. He previously served as President of the Board of Directors of Instituto Sonho Grande, a Brazilian non-profit organization, until December 2025, and as a Global Fellow of the Brazil Institute at the Woodrow Wilson International Center for Scholars in Washington D.C. He holds a degree in electrical engineering from Universidade Federal de Santa Maria.. Mr. Milton Seligman declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity. He is not a politically exposed person under the current legislation.

Fabio Colletti Barbosa – 771.733.258-20

Mr. Barbosa is a member of the Board of Directors and the Governance Committee of Ambev. Mr. Barbosa is currently Chairman of Natura Cosmeticos, and a member of the board of directors of Votorantim S.A., Cia Brasileira de Metalurgia e Mineração (CBMM), the United Nations Foundation, and the Public Leadership Center in Brazil (CLP). Mr. Barbosa was the former CEO of Banco ABN Amro Real, Banco Santander (Brasil) S.A., Abril Media and Febraban. Mr. Barbosa holds a degree in business administration from Fundação Getulio Vargas and an MBA from the Institute for Management Development (Switzerland).. Mr. Fabio Colletti Barbosa declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity. He is not a politically exposed person under the current legislation.

Fernando Mommensohn Tennenbaum – 245.809.418-02

Mr. Tennenbaum is a member of the Board of Directors and of the Operations and Finance Committee of Ambev. Mr. Tennenbaum has been ABI’s Chief Financial Officer since 2020. He joined our Company in 2004 and has held various roles in the finance function including Treasury, Investor Relations and M&A. He most recently served as Ambev’s Chief Financial and Investor Relations Officer. He is a dual citizen of Brazil and Germany and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo.. Mr. Fernando Mommensohn Tennenbaum declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity. He is not a politically exposed person under the current legislation.

Lia Machado de Matos – 071.991.147-88

Ms. Matos is a member of the Board of Directors of Ambev. She is currently an advisor to Stone Co, having acted between 2016 and 2025 as the Chief Strategy and Marketing Officer. Prior to that, Ms. Matos was a Family Office Director for Varbra from 2012 through 2016 and previously she served in several positions at McKinsey Consulting Company from 2006 through 2012, including Associate Partner. Ms. Matos holds a degree in Physics from Universidade Federal do Rio de Janeiro and a PhD in Physics from the Massachusetts Institute of Technology. Mrs. Lia Machado de Matos declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to her being suspended or barred from practicing any professional or commercial activity. She is not a politically exposed person under the current legislation.

Luciana Pires Dias– 251.151.348-02

Ms. Dias is an independent member of the Board of Directors, a Professor at Getulio Vargas Foundation Law School and a partner at L|Dias Advogados. She is also member of the audit committee of Itaú Unibanco Holding S.A. She was a commissioner of the market development department at the CVM. She was the CVM representative at the Corporate Governance Committee of the OECD and at the Latin American Corporate Governance Roundtable organized by OECD. Ms. Luciana Pires Dias holds a PhD and master’s degree in commercial law from Faculdade de Direito da Universidade de São Paulo (USP). She also holds a master’s degree of the science of law degree (J.S.M) from Stanford University and has a bachelor’s in law from USP.. Ms. Luciana Pires Dias declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to her being suspended or barred from practicing any professional or commercial activity. She is not a politically exposed person under the current legislation.

Fernanda Gemael Hoefel – 857.022.429-04

Ms. Hoefel is an independent member of the Board of Directors of Ambev. She has held a number of senior positions in recent years, including: Partner at McKinsey & Company Brazil, where she led the Growth Marketing & Sales practices in Latin America and the Consumer Insights practice in Brazil; Associate Partner and Engagement Manager at McKinsey, focusing on growth and commercial performance in the consumergoods and retail sectors; Marketing Planning Manager at Natura, responsible for innovation strategies and productportfolio management; and Consultant at McKinsey at the beginning of her career, working with multisector clients. Ms. Hoefel holds a degree in Oceanology from Fundação Universidade do Rio Grande, a master’s degree in Ocean Engineering from COPPE/UFRJ and a Ph.D. in Oceanography from the Massachusetts Institute of Technology and the Woods Hole Oceanographic Institution. Mrs. Fernanda Gemael Hoefel declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to her being suspended or barred from practicing any professional or commercial activity. She is not a politically exposed person under the current legislation.

Ricardo Manuel Frangatos Pires de Moreira – Passport No. CA802266

Mr. Moreira is a member of the Board of Directors of Ambev and currently serves as the Chief Supply Chain Officer at ABI. Mr. Moreira joined the company in 1995 and held various positions in the Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organizations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of CEO Africa Zone until 2023 and, prior to that, of Zone President Latin America COPEC until 2018. Mr. Moreira is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and an Executive Master of Business Administration from Ambev. He also completed an Advanced Marketing Program at The Kellogg School of Management and a Global Senior Management Program at The University of Chicago Booth School of Business.. Mr. Ricardo Manuel Frangatos Pires de Moreira declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity. He is not a politically exposed person under the current legislation.

Ricardo Tadeu Almeida Cabral de Soares– 430.148.771-90

He holds the position of Chief Growth Officer at ABI, since April 2022. In the past five years, he served as (i) Chief B2B Officer assisting in the dissemination of BEES for the period from 2020 to 2022, (ii) Chief Sales Officer from 2019 to 2020, and (iii) was the President of the Africa Zone for the period from 2016 to 2018. Prior to that, he served as President of Mexico Zone, from 2013 to 2018, and President of BU Brazil, from 2008 to 2012. Mr. Ricardo Tadeu Almeida Cabral de Soares declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity. He is not a politically exposed person under the current legislation.

David Henrique Galatro de Almeida – 217.625.768-56

He holds the position of Chief Strategy and Technology Officer at ABI, since April 2022. In the past five years, he served as (i) Chief Strategy and Transformation Officer, (ii) Chief Integration Officer and Chief Sales Officer ad interim, and (iii) Vice President of Sales and Vice President of Finance for the North America Zone. Mr. David Henrique Galatro de Almeida declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM, the Central Bank of Brazil, the Federal Insurance Commissioner and any final conviction in the judicial or administrative spheres that led to his being suspended or barred from practicing any professional or commercial activity. He is not a politically exposed person under the current legislation.

7.4. Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees are not statutory

Name	Date of Birth	Management body	Date elected	Term of office	Start date of the first term of office
Taxpayer No. (CPF)	Profession	Position held	Took office
Victorio Carlos De Marchi	November 13, 1938	Other - Operations and Finance Committee	May 18, 2023	Until the board meeting subsequent to the 2026 AGM	July 31, 2013
008.600.938-91	Attorney	Chairman	May 18, 2023
Fernando Mommensohn Tennenbaum	January 7, 1977	Other - Operations and Finance Committee	May 18, 2023	Until the board meeting subsequent to the 2026 AGM	August 24, 2020
245.809.418-02	Production engineer	Full member of the committee	May 18, 2023
Victorio Carlos De Marchi	November 13, 1938	Other - People Committee	May 18, 2023	Until the board meeting subsequent to the 2026 AGM	October 14, 2022
008.600.938-91	Attorney	Chairman	May 18, 2023
Ricardo Manuel Frangatos Pires de Moreira	March 11, 1971	Other - People Committee	December 9, 2025	Until the board meeting subsequent to the 2026 AGM	January 1, 2026
Passport No. CA802266	Engineer	Full member of the committee	January 1, 2026
Luciana Pires Dias	January 13, 1976	Other - People Committee	June 4, 2025	Until the board meeting subsequent to the 2026 AGM	June 4, 2025
251.151.348-02	Attorney	Full member of the committee	June 4, 2025
Victorio Carlos De Marchi	November 13, 1938	Other - Governance Committee	May 18, 2023	Until the board meeting subsequent to the 2026 AGM	July 31, 2013
008.600.938-91	Attorney	Chairman	May 18, 2023
Fabio Colletti Barbosa	October 3, 1954	Other - Governance Committee	May 18, 2023	Until the board meeting subsequent to the 2026 AGM	March 18, 2021
771.733.258-20	Manager	Full member of the committee	May18, 2023
Everardo de Almeida Maciel	February 13, 1947	Other - Governance Committee	May 18, 2023	Until the board meeting subsequent to the 2026 AGM	May 11, 2016
018.711.614-87	Tax Advisor	Full member of the committee	May 18, 2023
Carlos Emmanuel Joppert Ragazzo	March 20, 1977	Other - Governance Committee	May 18, 2023	Until the board meeting subsequent to the 2026 AGM	December 19, 2019
011.787.237-71	Attorney	Full member of the committee	May 18, 2023
Letícia Rudge Barbosa Kina	June 12, 1976	Other - Operations and Finance Committee	June 4, 2025	Until the board meeting subsequent to the 2026 AGM	September 1, 2025
255.726.488-17	Attorney	Full member of the committee	September 1, 2025

Professional experience/ Autonomy Criteria / Declaration of any convictions (type of conviction and description of the conviction)
Victorio Carlos De Marchi – 008.600.938-91 See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.
Fernando Mommensohn Tennenbaum – 245.809.418-02 See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.
Ricardo Manuel Frangatos Pires de Moreira -CA802266 See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.
Luciana Pires Dias – 251.151.348-02 See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.
Fabio Colletti Barbosa – 771.733.258-20 See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.
Letícia Rudge Barbosa Kina - 255.726.488-17 See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.
Everardo de Almeida Maciel – 018.711.614-87 See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form..
Carlos Emmanuel Joppert Ragazzo - 011.787.237-71 See summary of professional experience and declaration in item 7.3 of the Company’s Reference Form.

7.5 - Inform the existence of any marital, 'stable union' or kinship relationship up to the 2nd degree between: a. members of issuer’s management; b. (i) members of issuer’s management and (ii) issuer’s members of direct or indirect subsidiaries’ management; c. (i) members of issuer’s management or its directly or indirectly held subsidiaries and (ii) issuer’s direct or indirect controlling shareholders; d. (i) members of issuer’s management and (ii) issuer’s members of direct and indirect parent companies’ management

a)                  Members of Company's Management:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Company’s Board of Directors.

b)        Members of Company's Management and of its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Company’s Board of Directors and managers of the Company's directly or indirectly held subsidiaries.

c)                   Members of Company's Management or of its directly or indirectly held subsidiaries and its direct or indirect controlling shareholders:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Company’s Board of Directors and the Company's direct or indirect controlling shareholders.

d)                  Members of Company's Management and of its direct and indirect parent companies:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Company’s Board of Directors and the management of the Company's direct and indirect parent companies.

7.6 - Inform about relationships of subordination, provision of services or control maintained, in the last 3 fiscal years, between the issuer’s management and a. company directly or indirectly controlled by the issuer, except those in which the issuer directly or indirectly holds an interest equal to or greater than ninety-nine percent (99%) of the share capital; b. issuer’s direct or indirect controlling shareholder; and c. if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies, or subsidiaries of any of these persons

a)                  company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds an interest equal to or greater than ninety-nine percent (99%) of the share capital:

Not applicable, since there are no relations of subordination, provision of services or control maintained between those nominated for the positions as member of the Company’s Board of Directors and those of any company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds an interest equal to or greater than ninety-nine percent (99%) of the share capital, in the last three fiscal years.

b)                  Company’s direct or indirect controlling shareholder:

Identification	CPF/CNPJ	Type of relationship between the Manager and the Related Person	Type of Related Person
Position/Function Passport		Nationality

Fiscal Year 12/31/2024
Issuer’s Manager
MICHEL DIMITRIOS DOUKERIS Chairman of the Board of Directors	810.940.279-87 N/A	Reporting Brazilian - Brazil	Indirect Controlling Shareholder
Related Person
ANHEUSER-BUSCH INBEV SA/NV Chief Executive Officer	N/A	Foreigner - Belgium
Note
Issuer’s Manager
FERNANDO MOMMENSOHN TENNENBAUM Member of the Board of Directors	245.809.418-02 N/A	Reporting Brazilian - Brazil	Indirect Controlling Shareholder
Related Person
ANHEUSER-BUSCH INBEV SA/NV Chief Financial Officer	N/A	Foreigner - Belgium
Note

Issuer’s Manager
RICARDO MANUEL FRANGATOS PIRES MOREIRA Member of the Board of Directors	CA802266	Reporting Foreigner - Portugal	Indirect Controlling Shareholder
Related Person
ANHEUSER-BUSCH INBEV SA/NV Chief Supply Officer	06.966.259/0001-78 N/A	Foreigner - Belgium
Note
Issuer’s Manager
RICARDO TADEU ALMEIDA CABRAL DE SOARES Member of the Board of Directors	043.014.877-19 N/A	Reporting Brazilian - Brazil	Indirect Controlling Shareholder
Related Person
ANHEUSER-BUSCH INBEV SA/NV Chief Growth Officer	N/A	Foreigner - Belgium
Note
Issuer’s Manager
DAVID HENRIQUE GALATRO DE ALMEIDA Member of the Board of Directors	217.625.768-56 N/A	Reporting Brazilian - Brazil	Indirect Controlling Shareholder
Related Person
ANHEUSER-BUSCH INBEV SA/NV Chief Strategy and Technology Officer	N/A	Foreigner - Belgium
Note

c)                   if material, supplier, client, debtor or creditor of the Company, its subsidiaries or parent companies, or subsidiaries of any of these persons:

Not applicable, since there are no relevant relationships between any supplier, client, debtor or creditor with the Company, its subsidiaries or parent companies, or subsidiaries of any of these persons, in the last three fiscal years.